UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 001-37775

BROOKFIELD BUSINESS PARTNERS L.P.

(Translation of registrant’s name into English)

73 Front Street, 5th Floor

Hamilton, HM 12 Bermuda

(441) 294-3309
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Brookfield Business Partners L.P. is furnishing this amendment on Form 6-K/A (this “Form 6-K/A”) to its Form 6-K originally furnished on November 9, 2016 (the “Original Form 6-K”) to correct (i) a typographical error in the column heading on page 4 of the unaudited interim condensed consolidated financial statements included as Exhibit 99.1 in the Original Form 6-K from “Six months ended September 30,” to “Nine months ended September 30,” and (ii) a typographical error on page 64 of the management’s discussion and analysis in the row entitled “net income (loss) attributable to parent company and unitholders” to add a missing bracket in the third column entitled “nine months ended September 30, 2016” from “18” to “(18)”.  The corrected financial statements and management’s discussion and analysis are being submitted with this Form 6-K/A as Exhibit 99.1.  No other changes to Exhibit 99.1 have been made.  This Form 6-K/A supersedes and replaces the Original Form 6-K in its entirety.

EXHIBIT LIST

Exhibit	Description
99.1	Brookfield Business Partners L.P.’s interim report for the quarter ended September 30, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD BUSINESS PARTNERS L.P., by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED

Date: November 14, 2016	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Corporate Secretary